BofA Securities, Inc.

One Bryant Park

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue,

New York, New York 10179

Citigroup Global Markets Inc.

390 Greenwich Street

New York, New York 10013

September 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mission Produce, Inc. Registration Statement on Form S-1 Registration File No. 333-248596 Acceleration Request
	Requested Date:	September 30, 2020
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Mission Produce, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 PM, Eastern Time, on September 30, 2020, or at such later time as the Company or its outside counsel, Latham & Watkins LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated September 22, 2020:

(i)	Dates of distribution: September 22, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to prospective investors: approximately 473

Securities and Exchange Commission	2	September 28, 2020

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 95

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Securities and Exchange Commission	3	September 28, 2020

Very truly yours,

BOFA SECURITIES, INC. J.P. MORGAN SECURITIES LLC CITIGROUP GLOBAL MARKETS INC.

Acting severally on behalf of themselves and the several Underwriters

BofA Securities, Inc.

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

J.P. Morgan Securities LLC

By:	/s/ Jaclyn Berkley
	Name:	Jaclyn Berkley
	Title:	Vice President

Citigroup Global Markets Inc.

By:	/s/ Waleed Matin
	Name:	Waleed Matin
	Title:	Managing Director

[Signature Page to Acceleration Request]